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                       Securities and Exchan ge Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2004.


                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)

                  Form 20-F        X                 Form 40-F
                               ----------                      ----------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b)under the Securities Exchange Act of 1934.)

                           Yes                             No       X
                               ----------                      ----------

               (If "Yes" is marked, indicate below the file number
   assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)
                                                                    --------

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                                    CONTENTS
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Exhibit I..............."Novel Denim Holdings Limited Announces Preliminary
                        Results For Third Quarter of Fiscal 2004"


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                                                                       EXHIBIT I


Contact:   Andrew L. Fine
           Investor Relations
           +1 212 953 1373


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
              PRELIMINARY RESULTS FOR THIRD QUARTER OF FISCAL 2004


HONG KONG, January 26, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) announced that it expects to report a net loss of approximately $7.0 million to $7.5 million for the third quarter ended December 31, 2003 compared to a net loss of $3.0 million in the comparable period last year.


The Company noted that a significant portion of the losses were from the Company's South African garment and fabric operations which are expected to continue to operate at a loss, primarily resulting from the appreciating South African Rand vis-a-vis the U.S. dollar. In order to reduce potential future losses from these operations, the Company is scaling down its South African garment operations. Included in the expected results for the quarter is a fixed asset impairment charge and an exchange loss on non-U.S. dollar denominated borrowings together totaling approximately $4 million.


"We have worked extremely hard over the past year to ramp-up our South African garment operations to achieve profitability," explained Mr. K.C. Chao, CEO of Novel Denim, "but our current cost structure, the strength of the Rand and the competition from low-cost regions have forced us to revaluate its strategic contribution to the Company."


The Company further announced that its operations in Mauritius also contributed to the expected net loss and that its Chinese operations operated at a profit.


The Company intends to report earnings and hold a conference call to discuss third quarter results for the fiscal year ending March 31, 2004 and an outlook for the remainder



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of fiscal 2004 on February 9th, 2004. This call will be available over the
Internet through www.companyboardroom.com.


Novel Denim is a vertically integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.



Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                             Novel Denim Holdings Limited
                                         --------------------------------------
                                                      (Registrant)


Date:    January 28, 2004            By:     /s/ K.C. Chao
      -------------------------          --------------------------------------
                                                       K.C. Chao
                                        Chief Executive Officer and President